

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 8, 2008

Mr. Samuel Sheng
Sunway Global Inc.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, Post Code 163316
People's Republic of China

   **RE: Sunway Global Inc.
     Form 8-K Item 4.01
     Filed February 8, 2008
     File No. 33-2775-A**

Dear Mr. Sheng:

   We have completed our review of your Form 8-K and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to me (202) 551-3747.

        Sincerely,

        Patricia Armelin
        Staff Accountant